

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

November 19, 2009

Sean M. O'Connor
Chief Executive Officer
220 E. Centeral Parkway
Suite 2060
Altamonte Springs, FL 32701

> **Re:** **International Assets Holding Corporation**
> **Form 8-K, Item 4.01**
> **Filed on November 19, 2009**
> **File No. 000-23554**

Dear Mr. O'Connor:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K, Item 4.01

1.   It appears the circumstances you describe represent a future dismissal of your independent accountants. Please note that you are required to file an amended Form 8-K when Rothstein Kass & Company, P.C. has completed all audit related work with respect to their engagement. We would expect you to comply with the disclosure requirements of Item 304 of Regulation S-K. The amendment should

include another letter from Rothstein Kass & Company, P.C. confirming that they agree with the updated disclosures, if true. Please acknowledge this obligation to file the Form 8-K amendment.

*   *   *   *

As appropriate, please respond to this comment within 5 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact me at (202) 551-3472 if you have questions.

Sincerely,

Yolanda Crittendon
Staff Accountant